UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

Reliv International, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

75952 R 100

(CUSIP Number)

February 10, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of Section 18 of the Securities Exchange Act of 1934 (AAct@) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person
I.R.S. Identification Nos. of above persons (entities only).

Robert L. Montgomery

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

	5.	Sole Voting Power

Number of		3,468,712
Shares
Beneficially	6.	Shared Voting Power
Owned by
Each
Reporting
Person	7.	Sole Dispositive Power
With:
3,468,712

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,468,712

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)*

11.	Percent of Class Represented by Amount in Row (9)

27.7%

12.	Type of Reporting Person (See Instructions)
IN

ITEM 1.

(a) Name of Issuer

Reliv International, Inc.

(b) Address of Issuer=s Principal Executive Offices

136 Chesterfield Industrial Boulevard

Chesterfield, Missouri 63005

ITEM 2

(a) Name of Person Filing

Robert L. Montgomery

(b) Address of principal Business Office or, if none, Residence

136 Chesterfield Industrial Boulevard
Chesterfield, Missouri 63005

(c) Citizenship

United States

(d) Title of Class of Securities

Common Stock, $.001 Par Value

(e) CUSIP Number

75952 R 100

ITEM 3

N/A

ITEM 4 OWNERSHIP

(a) Amount Beneficially Owned

3,468,712

(b) Percent of Class

27.7%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

3,468,712

(ii) shared power to vote or to direct the vote

(iii) sole power to dispose or to direct the disposition of

 3,468,712

(iv) shared power to dispose or to direct the disposition of

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

N/A

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

N/A

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

N/A

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

N/A

ITEM 9	NOTICE OF DISSOLUTION OF GROUP.

N/A

ITEM 10	CERTIFICATION.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. The filing of this statement shall not be construed as an admission that the undersigned is for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

February 10, 2012

Date

/s/ Robert L. Montgomery